SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)*

                                   Syms Corp
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    871551107
                                    ---------
                                 (CUSIP Number)

                                   Marcy Syms
                                 c/o Syms Corp
                                    Syms Way
                          Seacaucus, New Jersey 07094
                                 (201) 902-9600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 28, 2003
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 2 of 5
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Marcy Syms
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable (See Item 4)
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              2,557,363
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           2,557,363
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,557,363
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.36%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 3 of 5

Item 1    Security and Issuer.
          -------------------

          This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Marcy Syms in connection with her ownership of the Common Stock, $0.05 par value per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), with its principal executive offices at Syms Way, Secaucus, New Jersey 07094. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the
          Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

          Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

          2(a) This statement is being filed by Marcy Syms.

          2(b) Ms. Syms' principal business address is c/o Syms Corp, Syms Way, Secaucus, New Jersey 07094.

          2(c) Ms. Syms is the Chief Executive Officer/President of the Company.

          2(d)During the last five years, Ms. Syms has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) During the last five years, Ms. Syms has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          2(f) Ms. Syms is a citizen of the United States.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

          On February 13, 2001, Ms. Syms sold 150,000 shares of the Company's Common Stock for an aggregate purchase price of $865,500 in a private sale consummated in accordance with Rule 144 of the Securities Act of 1933 (the "Act").

          On April 1, 2001, Ms. Syms permitted 10,000 of her options to purchase the Company's Common Stock to expire, which were granted to her pursuant to the Company's Amended and Restated Incentive Stock Option and Appreciation Plan (the "Plan").

          On April 23, 2001, Ms. Syms sold 9,597 shares of the Company's Common Stock for an aggregate purchase price of $64,779.75 in a private sale consummated in accordance with Rule 144 of the Act.

          From May 8, 2001 through May 18, 2001, Ms. Syms sold an aggregate of 52,903 shares of the Company's Common Stock for an aggregate purchase price of $360,497.73 in private sales consummated in accordance with Rule 144 of the Act.

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 4 of 5

          On May 14, 2002, Ms. Syms sold an aggregate of 50,000 shares of the Company's Common Stock for an aggregate purchase price of $285,000 in a private sale consummated in accordance with Rule 144 of the Act.

          On June 12, 2002, Ms. Syms permitted 20,000 of her options to purchase the Company's Common Stock to expire, which were granted to her pursuant to the Plan.

          Ms. Syms was appointed the sole trustee of the Laura Merns Living Trust, dated February 14, 2003, between Laura Merns, as settlor, and Marcy Syms, as trustee (the "Trust"), which Trust became the holder of 687,788 shares of Common Stock upon the assignment of such shares by Laura Merns to the Trust on February 28, 2003. Ms. Syms disclaims beneficial ownership of the 687,788 shares of Common Stock held by the Trust except to the extent of her pecuniary interest therein and this statement on Schedule 13D shall not be construed as an admission that Ms. Syms is the beneficial owner of such securities.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          5(a) Based on 15,634,678 shares of the Company's Common Stock outstanding as of January 4, 2003 (as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2002), Ms. Syms beneficially owns 2,557,363 shares of the Company's Common Stock representing 16.36% of the issued and outstanding shares of the Company's Common Stock, of which 525,000 shares of Common Stock are issuable upon the exercise of options which are currently exercisable.

          5(b)Of such 2,557,363 shares of Common Stock, (i) Ms. Syms is the direct beneficial owner of 1,869,575 shares of Common Stock (which amount includes her options to purchase 525,000 shares of Common Stock) over which she has the sole voting and dispositive power, and
          (ii) 687,788 shares are held by the Trust, of which Ms. Syms is an indirect beneficial owner, and as the sole trustee thereunder, has the sole voting and dispositive power over such Common Stock held by the Trust.

          5(c) Other than as described in this Amendment No. 3, Ms. Syms has not effected any transactions in the shares of the Company's Common Stock during the past 60 days.

          5(d) Not applicable.

          5(e) Not applicable.

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 5 of 5

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Marcy Syms
                                 --------------------------
                                 Marcy Syms



Dated:  March 10, 2003